Silver Point Specialty Lending Fund

Two Greenwich Plaza, Suite 1

Greenwich, Connecticut 06830

February 20, 2026

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: Nicolina McCarthy

RE: Silver Point Specialty Lending Fund (000-56533)

Dear Ms. McCarthy:

Thank you for your telephonic comments received concerning the Annual Report on Form 10-K of Silver Point Specialty Lending Fund (the “Fund”) (File No. 000-56533) for the fiscal year ended December 31, 2024. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1:	Please explain footnote 34 to the Schedule of Investments which is attached to the investment in GOJO Industries Inc. and describe how the transaction did not qualify as a “true sale” in accordance with U.S. GAAP. Further, provide references to what obligations are owed by the Fund for the liability that is currently recorded on the Statement of Assets and Liabilities and whether the obligations have been or will be met.

Response: The referenced participation transaction, taken in the aggregate, is immaterial to the Fund’s financial statements. Footnote 34 to the Schedule of Investments pertains to a partial disposition of the Fund’s interest in GOJO Industries Inc. to a third-party transferee via a participation agreement. This transaction was determined not to satisfy the criteria for “true sale” accounting treatment, as the Fund maintains continuing involvement in accordance with ASC 860-10-40-4. Specifically, pursuant to ASC 860-10-40-5, the transferee’s rights to pledge or exchange the underlying investment are restricted, thereby necessitating the fund’s continued recognition of the asset.

The Fund retains the obligation to remit all relevant interest and principal payments to the transferee, which will be met upon the investment’s maturity or the termination of the participation agreement.

U.S. Securities and Exchange Commission

February 20, 2026

Comment 2:	Reference is made to the Consolidated Statements of Operations. Please discuss in correspondence how the Fund accounts for offering costs under U.S. GAAP (FASB ASC 946-20-25-6 and 946-20-35-5) and why offering costs were written off in the previous year.

Response: In accordance with ASC 946-20-25-6, the Fund capitalizes offering costs as a deferred charge. The offering costs incurred prior to 2023 were attributable to an anticipated initial public offering that was subsequently withdrawn. Consequently, the costs were written off during the year ended December 31, 2023.

Comment 3:	Please describe how it was determined to utilize hedge accounting only for certain interest rate swaps, include references to U.S. GAAP.

Response: In accordance with ASC 815-10-05-4, the Fund elected to apply hedge accounting to specific interest rate swaps that were entered into as hedges for the Fund’s 2026 unsecured notes. All interest rate swaps designated for hedge accounting satisfied the requisite criteria established under ASC 815-20.

Comment 4:	Within Note 2 to the Financial Statements there is a reclassification note. Please explain in detail how the reclassifications are determined and how they are accounted for and evaluated under U.S. GAAP, specifically ASC 250.

Response: The Fund evaluates the materiality of the financial statements as a criterion for determining the necessity and treatment of reclassifications. In instances where reclassifications of prior-period amounts are deemed immaterial, the Fund may elect to implement adjustments to enhance the comparability of the financial statements. Conversely, for all material reclassifications the Fund conducts an evaluation pursuant to the standards established in ASC 250 and accounts for such adjustments in accordance with U.S. GAAP. In all periods presented, there were no reclassifications arising from the correction of errors that required an evaluation under ASC 250 and no reclassifications exceeded de minimis amounts.

Comment 5:	With respect to Note 7 (Derivates) to the Financial Statements, please explain why footnotes 1 and 2 are included to discuss the overcollateralization of interest rate swaps; however, there are not amounts that appear to be received or pledged for that derivative type.

Response: With respect to Note 7 (Derivatives), no amounts are presented in the related tabular disclosure in order to comply with ASC 210-20-50-4, which provides that the total amount disclosed for collateral associated with a derivative instrument shall not exceed the amount disclosed for that instrument. As of December 31, 2024, the interest rate swaps held by the Fund were in a net asset position, and collateral was held by the Fund rather than posted to counterparties. To provide additional clarity regarding the Fund’s overcollateralization position with its counterparties as of the reporting date, footnotes 1 and 2 were included to supplement the disclosure.

*  *  *

U.S. Securities and Exchange Commission

February 20, 2026

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact Kevin Hardy of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0641 / kevin.hardy@skadden.com.

Sincerely,

/s/ Jesse Dorigo
Jesse Dorigo
Chief Financial Officer